Guggenheim Funds Distributors, Inc.
2455 Corporate West Drive
Lisle, Illinois 60532


December 10, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re: Guggenheim Defined Portfolios, Series 751

File No. 333-170189


Ladies/Gentlemen:

   The undersigned, Guggenheim Defined Portfolios, Series 751 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on December 15, 2010 or as soon thereafter as possible.

Very truly yours,

Guggenheim Defined Portfolios, Series 751

By: Guggenheim Funds Distributors, Inc.


By: /S/ Kevin Robinson

Kevin Robinson

Senior Managing Director, General Counsel and Secretary